UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

VISTA OUTDOOR INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

928377100

(CUSIP Number)

Colt CZ Group SE

Attn: Josef Adam

náměstí Republiky 2090/3a

Nové Město, 110 00 Praha 1, Czech Republic

420602552479

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Stuart Rogers

Alston & Bird LLP

90 Park Avenue

New York, New York 10016

March 8, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person Colt CZ Group SE
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ¨ ☐
6.	Citizenship or Place of Organization Czech Republic

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,131,801
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,131,801

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,131,801
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 1.9% (1)
14.	Type of Reporting Person CO, HC

(1)	Percentage based upon 58,146,933 shares of the Issuer’s common stock outstanding as of January 29, 2024, according to the Issuer’s Quarterly Report on Form 10-Q filed on February 1, 2024.

1.	Name of Reporting Person Česká zbrojovka Partners SE
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ¨ ☐
6.	Citizenship or Place of Organization Czech Republic

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,131,801
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,131,801

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,131,801
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 1.9% (1)
14.	Type of Reporting Person HC, CO

(1)	Percentage based upon 58,146,933 shares of the Issuer’s common stock outstanding as of January 29, 2024, according to the Issuer’s Quarterly Report on Form 10-Q filed on February 1, 2024.

1.	Name of Reporting Person Leima Equity Two a.s.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ¨ ☐
6.	Citizenship or Place of Organization Czech Republic

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,610,887
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,610,887

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,610,887
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 2.8% (1)
14.	Type of Reporting Person CO

(1)	Percentage based upon 58,146,933 shares of the Issuer’s common stock outstanding as of January 29, 2024, according to the Issuer’s Quarterly Report on Form 10-Q filed on February 1, 2024.

1.	Name of Reporting Person René Holeček
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, AF
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ¨ ☐
6.	Citizenship or Place of Organization Czech Republic

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,872,688 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,872,688 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,872,688 (1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 4.9% (2)
14.	Type of Reporting Person IN

(1)	Consists of (i) 1,131,801 shares owned directly by Colt CZ Group SE, (ii) 1,610,887 shares owned directly by Leima Equity Two a.s. and (iii) 130,000 shares owed directly by Leima Equity One a.s.
(2)	Percentage based upon 58,146,933 shares of the Issuer’s common stock outstanding as of January 29, 2024, according to the Issuer’s Quarterly Report on Form 10-Q filed on February 1, 2024.

1.	Name of Reporting Person Jan Drahota
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, AF
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ¨ ☐
6.	Citizenship or Place of Organization Czech Republic

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,131,801
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,131,801

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,131,801
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 1.9% (1)
14.	Type of Reporting Person IN

(1)	Percentage based upon 58,146,933 shares of the Issuer’s common stock outstanding as of January 29, 2024, according to the Issuer’s Quarterly Report on Form 10-Q filed on February 1, 2024.

This Amendment No. 2 (this “Amendment”) amends the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission on October 25, 2023 (the “Schedule 13D”) by the Reporting Persons, as amended and supplemented by Amendment No. 1 to the Schedule 13D filed on November 22, 2023. Capitalized terms used but not defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

As used in this Amendment, the term “Reporting Persons” collectively refers to: (i) Colt CZ Group SE, a joint stock company organized under the laws of the Czech Republic (“Colt CZ”), (ii) Leima Equity Two a.s., a joint stock company organized under the laws of the Czech Republic (“Leima”), (iii) Česká zbrojovka Partners SE, a joint stock company organized under the laws of the Czech Republic (“CZP”), (iv) Jan Drahota, a citizen of the Czech Republic, and (v) René Holeček, a citizen of the Czech Republic.

As set forth below, as a result of the transactions described herein, on March 8, 2024, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Common Stock of the Issuer. The filing of this Amendment represents the final amendment to the Initial 13D and constitutes an exit filing for the Reporting Persons.

Item 5. Interest In Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(c)

The Reporting Persons effected the following transactions in the Common Stock on the dates indicated and such transactions are the only transactions in the Common Stock by the Reporting Persons in the sixty (60) days preceding the date of this Amendment, or since the most recent filing of Schedule 13D by the Reporting Persons, whichever is less. Except as otherwise noted below, all such transactions were sales of Common Stock effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Transaction	Number of Securities	Price Per Share ($)
Colt CZ	2/29/2024	Sale	20,000	$31.36
Colt CZ	2/29/2024	Sale	20,000	$31.32
Colt CZ	2/29/2024	Sale	20,000	$31.07
Colt CZ	3/1/2024	Sale	20,000	$33.57
Colt CZ	3/1/2024	Sale	20,000	$33.01
Colt CZ	3/5/2024	Sale	20,000	$32.16
Colt CZ	3/6/2024	Sale	11,385	$32.04
Colt CZ	3/7/2024	Sale	10,000	$32.02
Colt CZ	3/8/2024	Sale	100,000	$32.12
Leima	2/7/2024	Sale	916	$30.00
Leima	2/8/2024	Sale	9,084	$30.00
Leima	2/9/2024	Sale	721	$30.10
Leima	2/12/2024	Sale	39,279	$30.36
Leima	2/14/2024	Sale	10,000	$30.16
Leima	2/20/2024	Sale	10,000	$30.15
Leima	2/21/2024	Sale	762	$30.50
Leima	2/27/2024	Sale	257	$30.50
Leima	2/28/2024	Sale	27,119	$30.78
Leima	2/29/2024	Sale	8.299	$31.25
Leima	3/1/2024	Sale	28,563	$32.99

Leima	3/5/2024	Sale	20,000	$32.17
Leima	3/7/2024	Sale	5,144	$32.05
Leima	3/8/2024	Sale	6,856	$32.35
Jan Drahota	2/14/2024	Sale	25,000	$29.88
Jan Drahota	2/21/2024	Sale	19,535	$30.50
Jan Drahota	2/29/2024	Sale	5.465	$30.50

(e)

As a result of the transactions described herein, on March 8, 2024, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Common Stock. The filing of this Amendment represents the final amendment to the Initial 13D and constitutes an exit filing for the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: March 12, 2024

COLT CZ GROUP SE

/s/ Jan Drahota
Name: Jan Drahota
Title: Chairman of the Board of Directors

/s/ Josef Adam
Name: Josef Adam
Title: Vice-Chairman of the Board of Directors

LEIMA EQUITY TWO A.S.

/s/ Tomáš Stoszek
Name: Tomáš Stoszek
Title: Director

ČESKÁ ZBROJOVKA PARTNERS SE

/s/ Hana Balounová
Name: Hana Balounová
Title: Chairman of the Board of Directors

/s/ René Holeček
René Holeček

/s/ Jan Drahota
Jan Drahota